WESTERN LIBERTY BANCORP
1370 Avenue of the Americas, 28th Floor
New York, New York 10019
August 31, 2010
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Michael R. Clampitt
Mr. Matt McNair
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Western Liberty Bancorp Post-Effective Amendment to Registration Statement on Form S-4 (File No. 333-164790)
Messrs. Clampitt and McNair:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Western Liberty Bancorp (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 5:00 p.m. Eastern Time today, August 31, 2010, or as soon thereafter as practicable.
     The Company acknowledges that:
     (a) should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement;
     (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WESTERN LIBERTY BANCORP
By:	/s/ Jason N. Ader
Jason N. Ader
Chairman and Chief Executive Officer